                                                Filed pursuant to Rule 424(b)(5)
                                                      Registration No. 333-62847
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 21, 2002)

                                  $250,000,000

                         SEARS ROEBUCK ACCEPTANCE CORP.

                              7% NOTES DUE JULY 15, 2042
                         ------------------------------

     Sears Roebuck Acceptance Corp. or "SRAC" will pay interest on the Notes on January 15, April 15, July 15 and October 15 of each year. The first such payment will be made on October 15, 2002. The Notes will be issued only in denominations of $25 and integral multiples of $25.

     SRAC may redeem all or any portion of the Notes on any scheduled interest payment date beginning on July 15, 2007, at 100% of the principal amount of the portion of the Notes that SRAC redeems, plus accrued interest. SRAC must give you at least 30 but not more than 60 days notice that it will redeem any portion of your Notes.

     SRAC may also redeem the Notes at any time in the event of certain changes in U.S. tax law. If SRAC redeems the Notes for this reason, SRAC will pay the registered holder 100% of the principal amount of the Notes plus accrued interest. If SRAC redeems any of the Notes for tax purposes, it must redeem all of the Notes.

     SRAC will apply to list the Notes on the New York Stock Exchange and expects trading in the Notes to begin within 30 days of June 27, 2002.
                         ------------------------------

                                                                  PER NOTE      TOTAL
                                                                  --------      -----
    Public offering price(1)....................................     100%    $250,000,000
    Underwriting discount.......................................    3.15%      $7,875,000
    Proceeds, before expenses, to SRAC..........................   96.85%    $242,125,000

     (1) Plus accrued interest from June 27, 2002, if settlement occurs after that date

     SRAC has granted the Underwriters an option to purchase up to an additional $37,500,000 aggregate principal amount of Notes, solely to cover overallotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

     The Underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment on June 27, 2002.
                         ------------------------------

MERRILL LYNCH & CO.
          A.G. EDWARDS & SONS, INC.
                      MORGAN STANLEY
                                 PRUDENTIAL SECURITIES
                                           UBS WARBURG
                                                  WACHOVIA SECURITIES
                         ------------------------------

            The date of this prospectus supplement is June 21, 2002.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the prospectus is current only as of its date.

                             ---------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                              Page
                                                              ----
Financial Information.......................................   S-3
Financial Changes...........................................   S-3
Capitalization of Sears Roebuck Acceptance Corp.............   S-4
The Notes...................................................   S-4
Book-Entry Registration.....................................   S-6
United States Tax Considerations............................   S-8
Underwriting................................................  S-13
Use of Proceeds.............................................  S-15
Legal Opinions..............................................  S-15
General Information.........................................  S-15

                            Prospectus
Available Information.......................................     3
Reports to Holders of Debt Securities.......................     3
Incorporation of Certain Documents by Reference.............     3
Sears Roebuck Acceptance Corp...............................     4
Use of Proceeds.............................................     4
Summary Financial Information...............................     5
Ratio of Earnings to Fixed Charges..........................     6
Description of Debt Securities..............................     6
Plan of Distribution........................................    11
Legal Opinion...............................................    11
Experts.....................................................    11

     SRAC has warranted to the Underwriters that this prospectus supplement and the prospectus do not contain any untrue statement of a material fact or omit any material fact necessary to make the statements in this prospectus supplement and the prospectus not misleading in light of the circumstances under which these statements were made. SRAC has taken all reasonable care to ascertain the facts and to verify the accuracy of these statements. SRAC accepts responsibility accordingly.

     SRAC and the Underwriters have agreed that they will close the sale of the Notes to the Underwriters four business days after the date of this prospectus supplement. See "Underwriting -- Settlement."

     Unless otherwise indicated, the information contained in this prospectus supplement assumes that the Underwriters' overallotment option is not exercised.

                             FINANCIAL INFORMATION

     The following table contains summary financial information regarding SRAC for the 13 weeks ended March 30, 2002, and March 31, 2001. The summary information has not been audited, but, in the opinion of SRAC's management, this information includes all the adjustments (consisting only of normal recurring accruals) that are necessary to fairly present the operating results and financial position of SRAC. The operating results for the 13-week period ended March 30, 2002 are not necessarily indicative of results to be expected for the full year. You should read this summary information in conjunction with SRAC's financial statements that are incorporated by reference in the prospectus.

                                                                    13 WEEKS ENDED
                                                              --------------------------
                                                               MARCH 30,      MARCH 31,
                                                                 2002           2001
                                                              -----------    -----------
                                                                     (UNAUDITED)
                                                              (U.S. DOLLARS IN MILLIONS)
Operating Results
Total revenues..............................................    $   237        $   304
Interest expenses and amortization of debt
  discount/premium..........................................        188            241
Total expenses..............................................        188            242
Income taxes................................................         17             22
Net income..................................................         32             40

Financial Position
Assets
  Notes of Sears, Roebuck and Co. ..........................    $16,343        $16,688
  Total assets..............................................     16,937         16,957
Liabilities
  Commercial paper..........................................      3,319          2,977
  Medium-term notes.........................................      2,566          4,266
  Discrete underwritten debt................................      7,618          6,373
  Total liabilities.........................................    $13,667        $13,823
Shareholder's Equity
  Capital stock (including capital in excess of par
     value).................................................    $ 1,185        $ 1,185
  Retained earnings.........................................      2,085          1,949
  Total shareholder's equity................................    $ 3,270        $ 3,134
Other Pertinent Data
Contractual credit facilities (period end)..................    $ 5,060(1)     $ 5,060

---------------
(1) $4,260 as of May 1, 2002.

                               FINANCIAL CHANGES

     This discussion compares SRAC's financial results for the 13 weeks ended March 30, 2002, which is referred to below as the "current period," with its results for the 13 weeks ended March 31, 2001, which is referred to below as the "prior period."

     SRAC generated revenues of $237 million during the current period. This is a decrease of $67 million from the $304 million in revenues it generated during the prior period. The revenue decrease for the current period resulted primarily from a 134 basis point decrease in the average rates on earning assets from the prior period to the current period.

     SRAC incurred $188 million in interest and related expenses during the current period. This is a decrease of $53 million from the $241 million SRAC incurred during the prior period. SRAC attributes this decrease in interest and related expenses to decreases in interest rates and debt levels. SRAC's average long-term debt of $9.9 billion in the current period reflects a 6.6% decline in average long-term debt from $10.6 billion in the prior period. During the current period, SRAC's cost of short-term funds averaged 2.50%, compared to 6.65% during the prior period. SRAC's average short-term borrowings increased to $3.6 billion from $3.5 billion in the prior period. Average long-term rates decreased to 6.54% for the current period from 6.70% in the prior period.

     SRAC's net income of $32 million for the current period is an $8 million decrease from its net income of $40 million for the prior period. SRAC's ratio of earnings to fixed charges for the current period was 1.26, which was unchanged from the prior period.

                CAPITALIZATION OF SEARS ROEBUCK ACCEPTANCE CORP.

     The following table sets forth SRAC's capitalization as of March 30, 2002, and as adjusted to reflect the issuance of the 7.00% notes due June 1, 2032 and the Notes, assuming that SRAC uses the net proceeds (before expenses) of $242,125,000 that SRAC will receive from issuing the Notes to retire short-term debt.

                                                                  MARCH 30, 2002
                                                                   (UNAUDITED)
                                                              ----------------------
                                                                               AS
                                                              OUTSTANDING   ADJUSTED
                                                              -----------   --------
                                                                 (U.S. DOLLARS IN
                                                                    MILLIONS)
Debt payable within one year(1).............................    $ 3,319     $ 3,077
Term debt...................................................     10,184      11,388
Shareholder's equity(2).....................................      3,270       3,270
                                                                -------     -------
Total capitalization(3).....................................    $16,773     $17,735
                                                                =======     =======

---------------

(1) "Debt payable within one year" excludes the current portion of term debt, which the table includes under "Term debt."
(2) SRAC has 500,000 authorized shares of common stock at a par value of $100. SRAC had 350,000 shares of common stock outstanding as of March 30, 2002.
(3) SRAC's capitalization has not otherwise changed materially since March 30, 2002.

                                   THE NOTES

     The following description supplements the "Description of Debt Securities" in the prospectus.

     SRAC will issue the Notes under the indenture dated as of May 15, 1995, between SRAC and JPMorgan Chase Bank, as trustee. SRAC has filed a copy of the indenture with the Securities and Exchange Commission. The indenture is incorporated into this prospectus supplement and the prospectus by reference. The Notes will be direct, unsecured and unsubordinated obligations of SRAC, and will rank equally with all of SRAC's other unsecured and unsubordinated debt.

     The Notes will mature at par on July 15, 2042 and will constitute a single series of debt securities under the indenture. SRAC will issue the Notes in fully registered book-entry form only, without coupons, in denominations of $25 and integral multiples of $25. Each Note will bear interest at the rate of 7% per year. SRAC will pay the interest quarterly on January 15, April 15, July 15 and October 15 of each year, commencing October 15, 2002, to the registered holder of the Notes as of the close of business on the date fifteen days before the interest payment date. As long as the Notes are held through the facilities of The Depository Trust Company ("DTC") solely in book-entry form, the only registered holder of the Notes will be DTC's nominee, Cede & Co.

     If an interest payment date or the maturity date of the Notes is not a business day, SRAC will pay interest or principal on the next business day. However, interest will not accrue on the amount to be paid for the period from the original interest payment date (or maturity date) to the date SRAC makes the payment. SRAC will calculate the interest based on a 360-day year of twelve 30-day months. (A "business day" is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a legal holiday for banking institutions in the City of Wilmington, Delaware, the City of Chicago, the City of New York, or the city in which the trustee's principal corporate trust office is located.)

     SRAC will pay interest on the Notes to DTC by wire transfer on the interest payment dates. On the redemption or maturity date of the Notes, SRAC will pay the principal of the Notes to DTC by wire transfer if DTC presents and surrenders the Notes on or before the redemption or maturity date of the Notes. If you hold

Notes in certificated form, SRAC will pay the interest and principal on your Notes to you by check unless you have given proper wire transfer instructions to the trustee. See "Book-Entry Registration -- Certificated Notes" for further information on holding Notes in certificated form.

     SRAC has initially appointed the trustee at its corporate trust office in New York City as paying agent. SRAC may terminate the appointment of a paying agent at any time. SRAC may also appoint additional or other paying agents at any time. SRAC will apply to list the Notes on the New York Stock Exchange. SRAC will give notice of any termination or appointment of a paying agent or any change in a paying agent's office as described below under the heading "Notices."

OPTIONAL REDEMPTION

     SRAC may not redeem the Notes before July 15, 2007, except in the event of certain changes in U.S. tax law as described below under "Redemption for Tax Reasons." On and after July 15, 2007, SRAC may redeem the Notes, in whole or in part, on any scheduled interest payment date by paying you 100% of the principal amount of the portion of your Notes that SRAC is redeeming, plus any interest that has accrued, but that SRAC has not previously paid you, up to but not including the date that SRAC redeems your Notes. SRAC must give you at least 30 but not more than 60 days notice that it will redeem your Notes, as described below under the heading "The Notes -- Notices." If SRAC redeems less than all of the Notes at any time, the trustee will select the Notes to be redeemed by such method as it shall deem to be fair and appropriate.

REDEMPTION FOR TAX REASONS

     SRAC may elect to redeem your Notes if, on or after June 27, 2002, a change in the U.S. tax laws results in a substantial probability that SRAC will not be able to deduct the full amount of interest accrued on the Notes for United States federal income tax purposes. A redemption for tax reasons need not occur on an interest payment date.

     A change in the U.S. tax laws includes:

     - any change in or amendment to the laws of the United States, any political subdivision of the United States or any taxing authority within the United States, or regulations or rulings promulgated under those laws;

     - any change in the way those laws, rulings or regulations are interpreted, applied or enforced;

     - any action taken by a taxing authority that applies to SRAC;

     - any court decision, even if the court decision does not directly involve SRAC; or

     - any technical advice memorandum, letter ruling or administrative pronouncement issued by the United States Internal Revenue Service, based on a fact pattern substantially similar to SRAC's.

     SRAC may only redeem your Notes for tax reasons if it:

     - redeems all of the Notes;

     - delivers to the trustee a legal opinion stating that SRAC may exercise its right to redeem the Notes and a certificate giving the factual basis for the legal opinion;

     - gives notice, as described below under the heading "The
       Notes -- Notices," not less than 30 nor more than 60 days before the date SRAC will redeem the Notes; and

     - pays you 100% of the principal amount of your Notes plus accrued interest up to but not including the date of redemption.

TRADING CHARACTERISTICS

     SRAC expects the Notes to trade at a price that takes into account the value, if any, of accrued but unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the Notes that is not included in their trading price. Any portion of the trading price of a Note that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Notes. See "U.S. Tax Considerations" below.

NOTICES

     The trustee will mail notices by first class mail, postage prepaid, to each registered holder's last known address as it appears in the security register that the trustee maintains. The trustee will only mail these notices to Cede & Co., as the registered holder of the Notes, unless SRAC reissues the Notes to you or your nominees in fully certificated form, as explained below under the heading "Book-Entry Registration -- Certificated Notes."

MEETING OF NOTE HOLDERS

     SRAC, the trustee or registered holders of a majority of the aggregate principal amount of the Notes may call a meeting of the Note holders at any time. These meetings may be for any purpose stated in the indenture or authorized by law. The trustee will give notice of the meetings in the manner described above under the heading "The Notes -- Notices." You will not be entitled to call these meetings or to vote at them unless SRAC reissues the Notes to you or your nominees in fully certificated form, as explained below under the heading "Book-Entry Registration -- Certificated Notes."

GOVERNING LAW

     The laws of the State of Delaware will govern the indenture and the Notes.

                            BOOK-ENTRY REGISTRATION

     SRAC has obtained the information in this section concerning DTC and its book-entry systems and procedures from sources that SRAC believes to be reliable, but SRAC takes no responsibility for the accuracy of this information.

     SRAC will initially issue the Notes in registered form only, without coupons, as book-entry Notes represented by one or more global Notes registered in the name Cede & Co., as the nominee for DTC. You may purchase Notes in book-entry form in minimum denominations of $25 and integral multiples of $25.

     Unless and until SRAC issues the Notes in fully certificated form under the limited circumstances described below under the heading "Book-Entry
Registration -- Certificated Notes":

     - you will not be entitled to receive a certificate representing your interest in the Notes;

     - all references in this prospectus supplement or in the prospectus to actions by holders will refer to actions taken by DTC upon instructions from its Direct Participants (as defined below); and

     - all references in this prospectus supplement or the prospectus to payments and notices to registered holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the Notes, for distribution to you in accordance with DTC procedures.

THE DEPOSITORY TRUST COMPANY

     DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" under the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" under the New York Uniform Commercial Code, as amended; and

     - a "clearing agency" registered under the provision of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its Direct Participants deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" of DTC include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. "Indirect Participants," who include securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a Direct Participant. If you are not a Direct Participant or an Indirect Participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, Notes, you must do so through a Direct Participant or an Indirect Participant. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. The Securities and Exchange Commission has on file a set of the rules applicable to DTC and its Direct Participants.

BOOK-ENTRY FORMAT

     Under the book-entry format, the trustee will pay interest or principal to Cede & Co., as nominee of DTC. DTC will forward the payment to the Direct Participants, who will then forward the payment to the Indirect Participants or to you as the beneficial owner. You may experience some delay in receiving your payments under this system.

     DTC is required to make book-entry transfers on behalf of its Direct Participants and is required to receive and transmit payments of principal, premium, if any, and interest on the Notes. Any Direct Participant or Indirect Participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the Notes on your behalf.

     The trustee will not recognize you as a registered holder under the indenture, and you can only exercise the rights of a registered holder indirectly through DTC and its Direct Participants. DTC has advised SRAC that it will only take action regarding a Note if one or more of the Direct Participants to whom the Note is credited direct DTC to take such action. DTC can only act on behalf of its Direct Participants. Your ability to pledge Notes to non-Direct Participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your Notes.

     DTC has agreed to the foregoing procedures in order to facilitate transfers of the Notes among participants of DTC. However, DTC is under no obligation to perform or continue to perform those procedures, and it may discontinue those procedures at any time.

SAME-DAY SETTLEMENT AND PAYMENT

     Initial settlement of the Notes will be made in immediately available funds. Secondary market trading between DTC Direct Participants will occur in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System.

CERTIFICATED NOTES

     SRAC will re-issue Notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

     - SRAC advises the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly, and the trustee or SRAC is unable to locate a qualified successor; or

     - SRAC, at its option, elects to terminate the book-entry system through DTC.

     If either of the two above events occurs, DTC is required to notify all Direct Participants that Notes in fully certificated registered form are available through DTC. DTC will then surrender the global note or notes representing the Notes along with instructions for re-registration. The trustee will re-issue the Notes in fully certificated registered form and will recognize the registered holders of the certificated Notes as registered holders under the indenture.

                        UNITED STATES TAX CONSIDERATIONS

     The following summary of the principal United States federal income tax consequences of purchasing, owning and disposing of Notes applies to you only if you are the initial holder of the Notes and you acquire them for a price equal to the initial issue price of the Notes.

     This summary is based upon the opinion of Mayer, Brown, Rowe & Maw, SRAC's special United States federal income tax counsel. For purposes of this "United States Tax Considerations" section of this prospectus supplement, with respect to book-entry Notes, the term "holder" refers to you if you acquire a beneficial ownership interest in those Notes through the book-entry system of DTC and with respect to certificated Notes, the term "holder" refers to you if you are the beneficial owner of those notes, regardless of whether those Notes are registered in your name or the name of your nominee. This summary deals only with Notes held as capital assets and does not deal with special tax situations such as:

     - dealers in securities or currencies or traders in securities who elect mark-to-market accounting for United States federal income tax purposes;

     - United States holders (as defined below) whose functional currency is not the United States dollar; or

     - persons holding Notes as part of a larger integrated financial transaction.

     This summary is based on United States federal income tax law, including the United States Internal Revenue Code of 1986, as amended (the "Code") as of the date of this prospectus supplement. Subsequent developments in United States federal income tax law, which may be applied retroactively, could have a material effect on the United States federal income tax consequences of purchasing, owning and disposing of Notes as set forth in this summary. Before you purchase Notes, you should consult your own tax advisor about how the United States federal income tax law or any other laws, including the laws of any other taxing jurisdiction, will apply to your particular situation.

     SRAC intends to characterize the Notes as debt. SRAC's characterization of the Notes will be binding on you, unless you disclose a different characterization on your federal income tax return. The United States Internal Revenue Service will not be bound by SRAC's or your characterization of the Notes.

UNITED STATES HOLDERS

     The following summary applies to you only if you are a United States holder (as defined below).

  DEFINITION OF A UNITED STATES HOLDER

     A "United States holder" is a holder of Notes who is, or which is, a United States person. A United States person is:

     - a citizen or resident of the United States;

     - a corporation or partnership organized under the laws of the United States or of any State (unless, in the case of a partnership, future Treasury regulations otherwise provide);

     - an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

     - a trust, if a United States court is able to exercise primary supervision over the trust's administration and one or more United States persons has the authority to control all of the trust's substantial decisions.

  PAYMENTS OF INTEREST

     Your interest on your Notes will be taxed as ordinary interest income. In addition:

     - if you use the cash method of accounting for tax purposes, you will be taxed on the interest on your Notes at the time it is paid to you; and

     - if you use the accrual method of accounting for tax purposes, you will be taxed on the interest on your Notes at the time it accrues.

  AMORTIZABLE BOND PREMIUM

     Generally, if the price you paid for your Notes or your tax basis in your Notes exceeds the amount payable upon the maturity thereof, the excess may constitute amortizable bond premium. You may elect to amortize such bond premium under the constant interest rate method over the period from your acquisition date to the Notes' maturity date as an offset to interest income on the Notes, rather than as a separate interest deduction item subject to the investment interest limitations of the Code. If you elect to amortize bond premium, you must generally reduce your tax basis in the related Notes by the amount of bond premium used to offset interest income. If your Notes are redeemed in full before their maturity and you have elected to amortize bond premium, you may be entitled to a deduction for any remaining unamortized bond premium in the taxable year of the redemption.

  SALE, REDEMPTION OR OTHER DISPOSITION OF NOTES

     Your tax basis in your Notes will be their U.S. dollar cost. You will recognize capital gain or loss when you sell or otherwise dispose of your Notes, or SRAC redeems your Notes, equal to the difference between:

     - the amount realized on the sale or redemption or other disposition (less any amount attributable to accrued interest, which will be taxable as such); and

     - your tax basis in the Notes.

Your gain or loss will be a long-term capital gain or loss if at the time of the sale, payment or other disposition, you have held the Notes for more than one year.

FOREIGN HOLDERS

     The following summary applies to you if you are not a United States holder (as defined above) and not a resident of a territory of the United States or other area subject to its jurisdiction.

  U.S. WITHHOLDING TAX

     Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by SRAC or any paying agent of SRAC (in its capacity as such) of principal of and interest on your Notes in accordance with the "portfolio interest" exception of the Code, provided:

     - you, or a partnership you are a member of, do not actually or constructively own ten percent or more of the total combined voting power of all classes of the stock of SRAC entitled to vote;

     - you are not a controlled foreign corporation for United States tax purposes with respect to which SRAC is a "related person" as defined under the Code; and

     - you provide a signed written statement, under penalties of perjury, that can reliably be related to you, certifying that you are not a United States person and providing your name and address to:

      (A) SRAC or its agent;

      (B) a securities clearing organization, bank (including certain regulated United States branches of a foreign bank or a foreign insurance company) or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution"), if that institution:

           - holds the Notes on your behalf;

           - provides an intermediary certificate to SRAC or its agent under penalties of perjury confirming that the institution (or a Financial Institution between you and the institution) has received your signed written statement; and

           - furnishes a copy of your signed written statement to SRAC or its agent; or

      (C) a specified withholding partnership or qualified intermediary that provides a duly completed withholding certificate to SRAC or its agent.

     Your signed written statement will be generally effective only with respect to interest payments made to you after you signed the statement in the calendar year in which you sign it and the three immediately following calendar years.

  U.S. INCOME TAX

     Except for the possible application of United States withholding tax (see "United States Tax Considerations -- Foreign Holders -- U.S. Withholding Tax" above) and backup withholding tax (see "United States Tax
Considerations -- Backup Withholding and Information Reporting" below), you will not have to pay United States federal income tax on payments of principal and interest on your Notes, or on gains from the sale, redemption or other disposition of your Notes, provided you (or the fiduciary, settlor, or beneficiary of, or a person holding a power over you, if you are an estate or trust; or any of your partners, if you are a partnership):

     - are not and have not been engaged in a trade or business in the United States;

     - do not have and have not had a present or former connection with the United States, including, without limitation, the status as a citizen or former citizen or resident or former resident of the United States; and

     - are not and have not been, for United States federal income tax purposes
       (i) a personal holding company, (ii) a corporation that accumulates earnings to avoid United States federal income tax, or (iii) a person treated as making an election that subjects your payments of principal and interest on your Notes to United States federal income tax.

     However, if you are an individual and are present in the United States for 183 days or more during the taxable year of the sale or other disposition of your Notes, any gain you realize on the sale or other disposition may be subject to a 30% United States federal income tax if your gain is attributable to an office or fixed place of business in the United States or you have a tax home in the United States.

     If you are engaged in a trade or business in the United States and interest, gain or any other income in respect of your Notes is effectively connected with the conduct of your trade or business, you may be subject to United States income tax on the interest, gain or income even though it is exempt from the withholding tax discussed in the preceding paragraphs. You will have to pay this income tax at the statutory rates provided for United States persons after you deduct any deductible expenses allocable to your effectively connected interest, gain or income. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a United States income tax treaty with your country of residence. For this purpose, you must include interest, gain or income on your Notes in the earnings and profits subject to the branch tax if these amounts are effectively connected with the conduct of your United States trade or business.

  U.S. ESTATE TAX

     If you are an individual and are not a citizen or resident of the United States at the time of your death, your Notes will generally not be subject to the United States federal estate tax, unless:

     - you actually or constructively own ten percent or more of the total combined voting power of all classes of stock of SRAC; or

     - your interest on the Notes is effectively connected with your conduct of a United States trade or business.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  GENERAL RULES

     If you do not provide a correct taxpayer identification number and other information, or do not comply with certain other requirements or otherwise establish an exemption, SRAC, its paying agent or a broker, as the case may be, will be required to collect backup withholding tax from payments to you. This "backup" withholding tax applies to certain payments of principal and interest on Notes and to proceeds from the sale or disposition of Notes before maturity.

     If you provide the United States Internal Revenue Service with the information it requires, you will receive a refund or a credit against your United States federal income tax liability for any amounts withheld from your payments under the backup withholding rules.

     SRAC, its paying agent or a broker, as the case may be, will also be required to report certain information relating to their payments of principal and interest on Notes and of proceeds from the sale or disposition of Notes before maturity.

  EXCEPTIONS APPLICABLE TO NON-UNITED STATES PERSONS AND EXEMPT RECIPIENTS

     Treasury regulations provide that backup withholding and information reporting will not apply to payments of principal and interest on Notes by SRAC or its paying agents to you if you certify under penalties of perjury that you are not a United States person (as described above under "United States Tax Considerations -- Foreign Holders -- U.S. Withholding Tax") or otherwise establish an exemption, provided neither SRAC nor its paying agents has actual knowledge that you are a United States person or that the conditions of any other exemption are not in fact satisfied.

     If a foreign office of a custodian, nominee or other agent collects your payment on your behalf, that custodian, nominee or other agent does not have to apply backup withholding to its payments to you. However, if that custodian, nominee or other agent is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign partnership that is either controlled by United States persons or engaged in a United States trade or business or a foreign person 50% or more of whose gross income is from a United States trade or business for a specified three-year period, the custodian, nominee or other agent will be subject to certain information reporting requirements with respect to that payment unless:

     - the custodian, nominee or other agent has evidence in its records that you are not a United States person and does not have actual knowledge that the evidence is false;

     - you are an exempt recipient, such as a bank, corporation or Financial Institution; or

     - you otherwise establish an exemption.

     Payments to you on a Note by the United States office of a custodian, nominee or other agent on your behalf will be subject to information reporting and backup withholding, unless:

     - you certify under penalties of perjury that you are not a United States person and you provide your name and address; or

     - you otherwise establish an exemption.

     Backup withholding will not apply to payments of the proceeds of your sale of your Notes if:

     - you are not a United States person; and

     - you sell your Notes to or through a foreign office of a broker.

     Information reporting will generally apply to payments to you, even if you are not a United States person, of the proceeds of the sale of your Notes to or through a foreign office of a broker that is a "U.S. payor" or a "U.S. middleman" (including (i) a person who is a United States person, (ii) a controlled foreign corporation for United States federal income tax purposes,
(iii) a foreign partnership that is either controlled by United States persons or engaged in a United States trade or business, or (iv) a foreign person 50% or more of whose gross income is from a United States trade or business for a specified three-year period), unless:

     - you are an exempt recipient;

     - the broker has evidence in its records that you are not a United States person and has no actual knowledge or reason to believe that the evidence is unreliable; or

     - you otherwise establish an exemption.

Information reporting and backup withholding requirements will apply to payments of the proceeds of a sale to or through the United States office of a broker unless:

     - you certify under penalties of perjury that you are not a United States person and provide your name and address; or

     - you otherwise establish an exemption.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the Underwriting Agreement and the Pricing Agreement dated the date of this prospectus supplement, SRAC has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from SRAC, the respective principal amounts of Notes set forth opposite its name in the table below:

                                                               PRINCIPAL
                                                               AMOUNT OF
                                                                 NOTES
                        UNDERWRITER                            ---------
                        -----------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  $ 34,775,000
A.G. Edwards & Sons, Inc. ..................................    33,875,000
Morgan Stanley & Co. Incorporated...........................    33,875,000
Prudential Securities Incorporated..........................    33,875,000
UBS Warburg LLC.............................................    33,875,000
Wachovia Securities, Inc. ..................................    33,875,000
ABN AMRO Incorporated.......................................     1,575,000
Banc of America Securities LLC..............................     1,575,000
Banc One Capital Markets, Inc. .............................     1,575,000
Bear, Stearns & Co. Inc. ...................................     1,575,000
Charles Schwab & Co., Inc. .................................     1,575,000
CIBC World Markets Corp. ...................................     1,575,000
Credit Suisse First Boston Corporation......................     1,575,000
Deutsche Bank Securities Inc. ..............................     1,575,000
Goldman, Sachs & Co. .......................................     1,575,000
H&R BLOCK Financial Advisors, Inc. .........................     1,575,000
Legg Mason Wood Walker, Incorporated........................     1,575,000
Lehman Brothers Inc. .......................................     1,575,000
McDonald Investments Inc., a KeyCorp Company................     1,575,000
Quick & Reilly, Inc. .......................................     1,575,000
RBC Dain Rauscher Inc. .....................................     1,575,000
TD Securities (USA) Inc. ...................................     1,575,000
U.S. Bancorp Piper Jaffray Inc. ............................     1,575,000
Wells Fargo Securities, LLC. ...............................     1,575,000
Advest, Inc. ...............................................       875,000
BB&T Capital Markets, A division of Scott and Stringfellow,
  Inc. .....................................................       875,000
Blaylock & Partners, L.P. ..................................       875,000
C.L. King & Associates, Inc. ...............................       875,000
Comerica Securities, Inc. ..................................       875,000
Crowell, Weedon & Co. ......................................       875,000
D.A. Davidson & Co. ........................................       875,000
Fahnestock & Co. Inc. ......................................       875,000
Fifth Third Securities, Inc. ...............................       875,000
J.J.B. Hilliard, W.L. Lyons, Inc. ..........................       875,000
Janney Montgomery Scott LLC.................................       875,000
Mesirow Financial, Inc. ....................................       875,000
Morgan Keegan & Company, Inc. ..............................       875,000
NatCity Investments, Inc. ..................................       875,000
Raymond James & Associates, Inc. ...........................       875,000
Robert W. Baird & Co. Incorporated..........................       875,000
Stifel, Nicolaus & Company, Incorporated....................       875,000
SWS Securities, Inc. .......................................       875,000
Tokyo-Mitsubishi Securities Co., ltd. ......................       875,000
The Williams Capital Group, L.P. ...........................       875,000
                                                              ------------
             Total..........................................  $250,000,000
                                                              ============

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as sole bookrunner in connection with the offering of the Notes.

     CONDITIONS. The Underwriting Agreement obligates the Underwriters to pay for and accept delivery of the Notes if their counsel approves specified legal matters and specified other conditions are satisfied. The Underwriters are committed to take and pay for all of the Notes if they take any of them.

     TERMS. The Underwriters have advised SRAC that they will offer part of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and will offer part of the Notes to certain dealers at a price that represents a concession not in excess of 2.0% of the principal amount of Notes. The Underwriters may allow, and those dealers may reallow, a concession not in excess of 1.8% of the principal amount of Notes to other underwriters or to certain other dealers. The Underwriters may vary the price and other selling terms of the Notes from time to time after the initial offering of the Notes.

     OVERALLOTMENT OPTION. SRAC has granted the Underwriters an option, exercisable until July 19, 2002, to purchase up to an additional $37,500,000 aggregate principal amount of Notes at the public offering price set forth on the cover page of this prospectus supplement less an underwriting discount of 2.0%. The Underwriters may exercise the option solely for the purpose of covering overallotments, if any, made in connection with the offering of the Notes. To the extent the option is exercised, each Underwriter will become obligated to purchase approximately the same percentage of the additional Notes as the Underwriter purchased in the original offering.

     The following table shows the underwriting discount and commission SRAC will pay to the underwriters in connection with this offering.

                                                                          TOTAL
                                                              -----------------------------
                                                                 WITHOUT          WITH
                                                              OVERALLOTMENT   OVERALLOTMENT
                                                              -------------   -------------
Underwriting commissions paid by SRAC.......................   $7,875,000      $8,625,000

In connection with the offering, SRAC will pay an underwriting commission of $.7875 for each $25 principal amount of Notes. If the Underwriters exercise their overallotment option, SRAC will pay an underwriting commission of $.50 for each $25 principal amount of Notes purchased under the option.

     SETTLEMENT. It is expected that delivery of the Notes will be made against payment for the Notes on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fourth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as "T+4"). Under Rule 15c6-1 of the Commission under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any trade expressly agree otherwise. Accordingly purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisor.

     PRICE STABILIZATION AND SHORT POSITIONS. In connection with the sale of the Notes, certain of the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot the offering, creating a short position. In addition, the Underwriters may bid for and purchase the Notes in the open market to cover short positions or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters will not be required to engage in these activities, and may end any of these activities at any time.

     INDEMNIFICATION. SRAC has agreed to indemnify the Underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make with respect to these liabilities.

     EXPENSES. SRAC estimates that its expenses in connection with the offering and sale of the Notes will be approximately $600,000, of which up to $75,000 will be reimbursed by the Underwriters.

     LISTING. Prior to the offering, there has been no public market for the Notes. SRAC intends to list the Notes on the New York Stock Exchange, and SRAC expects trading in the Notes on the New York Stock Exchange to begin within 30 days after the original issue date. In order to meet one of the requirements for listing the Notes, the Underwriters will undertake to sell lots of 100 or more Notes to a minimum of 400 beneficial holders.

     NEW ISSUE OF NOTES. The Notes are a new issue of securities with no established trading market. The Underwriters have advised SRAC that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. Neither SRAC nor the Underwriters can assure you that the trading market for the Notes will be liquid.

     OTHER INFORMATION. In the ordinary course of their respective businesses, certain of the Underwriters and/or their affiliates provide from time to time various general financing, financial advisory and banking services to SRAC and its affiliates.

                                USE OF PROCEEDS

     SRAC expects to add the net proceeds (before expenses) of $242,125,000 ($278,875,000 if the Underwriters' overallotment option is exercised in full) that it receives from the sale of the Notes to its general funds and will initially use these proceeds to reduce its short-term debt. See "Use of Proceeds" in the prospectus.

                                 LEGAL OPINIONS

     Anastasia D. Kelly, Senior Vice President and General Counsel of Sears, is passing upon the legality of the Notes for SRAC. Anastasia D. Kelly owns 33,511 shares of Sears common stock (including 739 shares held in Sears 401(k) savings plans) and has been granted stock options with respect to an additional 265,603 Sears common shares. Mayer, Brown, Rowe & Maw will pass upon certain legal matters for SRAC as to specified tax matters. Cleary, Gottlieb, Steen & Hamilton is passing upon the legality of the Notes for the Underwriters. Cleary, Gottlieb, Steen & Hamilton performs legal services for Sears from time to time.

                              GENERAL INFORMATION

     The independent auditors of SRAC are Deloitte & Touche LLP.

     SRAC's Board of Directors adopted the resolutions relating to the execution of the indenture and the sale and issuance of the Notes on December 22, 1997, December 16, 1998, January 17, 2000 and November 29, 2001.

     Except as this prospectus supplement and the prospectus may explain, in the judgment of SRAC's management, (a) there has been no material adverse change in SRAC's condition since March 30, 2002 and (b) any pending litigation against SRAC that is likely to result in a material adverse effect on SRAC's consolidated financial position is disclosed in this prospectus supplement and the prospectus or in the documents incorporated by reference.

                         SEARS ROEBUCK ACCEPTANCE CORP.

                                DEBT SECURITIES

                         ------------------------------

     Sears Roebuck Acceptance Corp. ("SRAC") may from time to time sell up to $1,642,721,000 aggregate initial offering price of its debt securities. These debt securities may consist of debentures, notes or other types of unsecured debt. The supplement accompanying this prospectus includes the specific terms of these debt securities.

                         ------------------------------

     These securities have not been approved by the Securities and Exchange Commission or any state securities commission nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                         ------------------------------

                                 JUNE 21, 2002

     SRAC HAS NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS. YOU MUST NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AS IF SRAC HAD AUTHORIZED IT. THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE, NOR DO THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND THE SUPPLEMENT TO THIS PROSPECTUS IS ACCURATE AS OF THE DATES ON THEIR COVERS. WHEN SRAC DELIVERS THIS PROSPECTUS OR A SUPPLEMENT OR MAKES A SALE PURSUANT TO THIS PROSPECTUS, SRAC IS NOT IMPLYING THAT THE INFORMATION IS CURRENT AS OF THE DATE OF THE DELIVERY OR SALE.

                         ------------------------------

                             AVAILABLE INFORMATION

     SRAC and Sears, Roebuck and Co. ("Sears"), SRAC's parent, are required to file reports and other information with the Securities and Exchange Commission. Sears also files proxy statements with the Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the Commission at 1-800-SEC-0330 for information on the operation of the public reference section. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You can inspect reports and other information concerning SRAC and Sears at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. You can also inspect reports, proxy statements and other information concerning Sears at the offices of the Chicago Stock Exchange Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104.

     SRAC and Sears have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended. The registration statement contains additional information about SRAC, Sears and the debt securities. You may inspect the registration statement and exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

                     REPORTS TO HOLDERS OF DEBT SECURITIES

     SRAC will send its annual reports to the holders of its debt securities. These annual reports will include financial information that independent public accountants have audited and reported on, as well as other information about SRAC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     SRAC and Sears incorporate and make part of this prospectus by reference the following documents, filed by SRAC and Sears with the Commission pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended:

     - the Annual Reports on Form 10-K for the fiscal year ended December 29, 2001, filed by SRAC and Sears;

     - the Quarterly Reports on Form 10-Q for the quarter ended March 30, 2002, filed by SRAC and Sears;

     - the Current Reports on Form 8-K for January 10, January 17, April 10, April 19 and May 17, 2002, filed by Sears;

     - the Current Reports on Form 8-K for March 29 and May 31, 2002, filed by SRAC; and

     - all documents filed by SRAC or Sears with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus and before SRAC stops offering the debt securities.

     To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write Sears Roebuck Acceptance Corp., 3711 Kennett Pike, Greenville, Delaware 19807, Attention: Vice President, Finance (302/434-3100).

                         SEARS ROEBUCK ACCEPTANCE CORP.

     SRAC is a wholly owned subsidiary of Sears that was incorporated under the laws of Delaware in 1956. Its general offices are located at 3711 Kennett Pike, Greenville, Delaware 19807 (302/434-3100). It raises funds primarily by issuing commercial paper, medium-term notes and discrete underwritten debt and by borrowing under intermediate-term loan agreements. It uses the proceeds from its borrowings to acquire short-term notes of Sears and, on occasion, to purchase outstanding receivable balances from Sears. Sears, a multi-line retailer that conducts domestic and international merchandising and credit operations, uses the funds it obtains from SRAC for general funding purposes. SRAC, and not Sears, will be solely responsible for repaying the debt securities.

     SRAC generates income primarily from the earnings on its investment in the notes and receivable balances of Sears. Sears presently calculates the interest rate on its notes so that SRAC maintains an earnings to fixed charges ratio of at least 1.25. The yield on SRAC's investment in Sears notes is related to SRAC's borrowing costs. As a result, movements in interest rates and changes in Sears borrowing requirements cause SRAC's earnings to fluctuate. The indenture relating to SRAC's debt securities requires SRAC to maintain a ratio of earnings to fixed charges of not less than 1.10 for any fiscal quarter (determined in accordance with Item 503(d) of Regulation S-K promulgated by the Commission) and to cause Sears to maintain ownership of all of SRAC's voting stock as long as any of SRAC's debt securities are outstanding. Sears has agreed to pay SRAC the amounts that are necessary for SRAC to maintain an earnings to fixed charges ratio of at least 1.10 and has agreed to maintain ownership of all of SRAC's voting stock as long as any of SRAC's debt securities are outstanding. See "Description of Debt Securities--Certain Restrictions."

     As of June 17, 2002, SRAC had ten employees.

                                USE OF PROCEEDS

     SRAC generally will add the net proceeds it receives from the sale of its debt securities to its general funds and use the proceeds to reduce its short-term debt. As indicated in this prospectus under the heading "Sears Roebuck Acceptance Corp.," SRAC's principal business is purchasing short-term notes of Sears. Additionally, SRAC occasionally purchases receivable balances from Sears domestic credit operations. SRAC expects to incur additional debt, but has not yet determined how much or the terms of this debt. SRAC will make these determinations from time to time based on economic conditions and certain capital requirements of Sears. SRAC anticipates that Sears and its subsidiaries will continue their practice of short-term borrowing and will occasionally incur additional long-term debt and engage in securitization programs in which Sears and its subsidiaries sell interests in pools of credit card receivables in public or private transactions. Sears also occasionally may issue equity securities.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth certain summary financial information of SRAC for the last five fiscal years. You should read this summary information in conjunction with SRAC's financial statements and the notes to the financial statements that are incorporated by reference in this prospectus.

                                                    2001       2000       1999       1998       1997
                                                   -------     ----       ----       ----       ----
                                                               (U.S. DOLLARS IN MILLIONS)
Operating Results
Total revenues.................................    $ 1,089    $ 1,216    $ 1,201    $ 1,234    $   960
Interest expense and amortization of debt
  discount/ premium............................        866        966        955        979        763
Total expenses.................................        868        968        958        983        767
Income taxes...................................         77         87         85         88         68
Net income.....................................    $   144    $   161    $   158    $   163    $   125
Financial Position
Assets
  Notes of Sears...............................    $16,014    $16,879    $16,806    $17,990    $16,561
  Receivable balances purchased from Sears.....         --         --         --         90         89
  Total assets.................................    $16,738    $17,366    $17,324    $18,247    $16,716
Liabilities
  Commercial paper.............................    $ 3,225    $ 3,934    $ 2,675    $ 4,243    $ 5,249
  Intermediate-term loans......................         --         --         --         --         50
  Medium-term notes............................      2,762      4,608      5,716      5,976      6,033
  Discrete underwritten debt...................      7,321      5,579      5,827      5,084      3,099
  Total liabilities............................    $13,500    $14,272    $14,391    $15,472    $14,554
Shareholder's Equity
  Capital stock (including capital in excess of
     par value)................................    $ 1,185    $ 1,185    $ 1,185    $ 1,185    $   735
  Retained earnings............................      2,053      1,909      1,748      1,590      1,427
  Total shareholder's equity...................      3,238      3,094      2,933      2,775      2,162
Debt as percentage of equity...................        411%       456%       485%       552%       667%
Other Pertinent Data
Commercial paper
  Average daily outstandings...................    $ 3,328    $ 3,202    $ 3,740    $ 4,514    $ 3,952
Agreements with bank trust departments
  Average daily outstandings...................         --         --         --         --         55
Contractual credit facilities (year-end).......      5,060      5,060      5,060      6,100      5,540

                       RATIO OF EARNINGS TO FIXED CHARGES

     Sears presently calculates the interest rate on SRAC's investment in Sears notes to provide SRAC with earnings sufficient to cover its fixed charges at least 1.25 times. The ratios of earnings to fixed charges for SRAC and Sears for the interim period and the years ended on the dates set forth in the following table were as follows:

                                  13 WEEKS
                                    ENDED
                                  MARCH 30,    DECEMBER 29,    DECEMBER 30,    JANUARY 1,    JANUARY 2,    JANUARY 3,
                                    2002           2001            2000           2000          1999          1998
                                  ---------    ------------    ------------    ----------    ----------    ----------
SRAC(A).......................      1.26           1.26            1.26           1.25          1.26          1.25
Sears(B)......................      2.29           1.76            2.59           2.72          2.19          2.36

---------------
(A) Calculated as follows:

     earnings = net income + fixed charges + income taxes
     ---------------------------------------------------------------------------
     fixed charges = interest expense + amortization of debt discount and expense

(B) Calculated as follows:

     earnings = income before income taxes, minority interest and extraordinary loss -- undistributed net income (loss) of unconsolidated subsidiaries + fixed charges
     ---------------------------------------------------------------------------
     fixed charges = interest expense + the portion of operating lease rentals which Sears estimates represents the interest element in such rentals

                         DESCRIPTION OF DEBT SECURITIES

     This prospectus describes certain general terms and provisions of SRAC's unsecured debt securities. When SRAC offers to sell a particular series of debt securities, it will describe the specific terms of the series in a supplement to this prospectus. SRAC will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

     SRAC has entered into an indenture with JPMorgan Chase Bank, as trustee, and will issue its debt securities under that indenture or under another indenture into which it may enter with another eligible trustee. SRAC will identify the trustee and the particular indenture under which it is issuing its debt securities in the supplement to this prospectus.

     The following sections summarize certain provisions of SRAC's debt securities and indenture. This summary is qualified by and subject to the actual provisions of the indenture under which SRAC is issuing its debt securities. SRAC has filed the indenture with the Commission and is incorporating it by reference in this prospectus. Where this summary refers to particular provisions of the indenture, the provisions are incorporated by reference.

GENERAL TERMS

     The debt securities will be unsecured obligations of SRAC.

     SRAC can issue an unlimited amount of debt securities under the indenture, and can issue them from time to time in one or more series.

     If any of the following terms apply to a particular series of debt securities that SRAC offers to sell, the supplement to this prospectus will describe the applicable terms:

     - the title

     - any limit on the aggregate principal amount

     - the maturity date or dates

     - the issue price

     - the interest rate or rates (which may be fixed or variable)

     - the date from which interest will accrue

     - the interest payment dates (including the first interest payment date)

     - the record dates for the interest payment dates

     - any optional or mandatory redemption, conversion or exchange provisions and whether you have or SRAC has the right to use these provisions

     - any subordination provisions

     - any sinking fund provisions

     - the amount payable upon acceleration of the maturity date, if the amount is not the principal amount of the debt securities

     - the terms of any warrants attached to the debt securities

     - the currencies that you may use to purchase the debt securities and that SRAC may use to pay principal, any premium and interest

     - any index SRAC will use to determine the amount of principal, premium and interest payments

     - whether SRAC will issue the debt securities as one or more global securities to be held for investors by a depository and, if so, the name of the depository

     - the places where the principal, any premium and interest will be payable, if those places are not set forth in the indenture

     - any other terms that are consistent with the indenture that may modify or delete any provision of the indenture to the extent the provision applies to such series

     SRAC will pay principal, any premium and any interest at the office of the paying agent it maintains for such purposes in the Borough of Manhattan of The City of New York. You may transfer your beneficial interests in debt securities (other than debt securities represented by global securities) at the same office. SRAC may also designate other locations for payments and transfers in the city in which its principal executive offices are located or the city in which the principal corporate trust office of the trustee is located. Unless SRAC specifies otherwise in the supplement to this prospectus, the locations for payment and transfer initially will include the principal corporate trust office of the trustee in the Borough of Manhattan of The City of New York and SRAC's principal executive offices in Greenville, Delaware.

     SRAC will pay interest on its debt securities by checks mailed to you at your registered address, unless you make other arrangements or the debt securities are represented by a global security. (Sections 2.5, 3.1, 3.2) If the debt securities are represented by global securities, SRAC will provide information about payment of principal, any premium and interest and about transfers of beneficial interests in the global securities in the supplement to this prospectus.

     If SRAC has indicated in the supplement to this prospectus that it will pay principal, any premium and interest in a currency other than U.S. dollars and that currency is unavailable for payment due to circumstances beyond SRAC's control, SRAC will pay the principal, any premium and interest in U.S. dollars. The exchange rate will be the most recent noon buying rate in New York City for cable transfers in the unavailable currency, as certified for customs purposes by the Federal Reserve Bank of New York. However, if the unavailable currency is the European Currency Unit, the exchange rate will be the most recent rate determined by the Council of European Communities. (Section 2.12)

     SRAC will issue its debt securities only in fully registered form, without coupons. The debt securities will be issued in denominations of $1,000 or an integral multiple of $1,000, unless SRAC indicates otherwise in the supplement to this prospectus. (Section 2.2)

     You will not have to pay a service charge to register a transfer or exchange of debt securities. However, SRAC may require you to pay an amount sufficient to cover any tax or other governmental charge in connection with the transfer or exchange. (Section 2.5)

     SRAC may issue debt securities at a discounted price with provisions that permit it to pay less than the principal amount if the holders of the debt securities accelerate the maturity date as a result of a continuing default. If SRAC chooses to issue these discounted debt securities, it will describe the federal income tax consequences and other special considerations in the supplement to this prospectus.

CERTAIN RESTRICTIONS

     The indenture provides that SRAC will maintain a ratio of earnings to fixed charges in every fiscal quarter of at least 1.10 and that it will cause Sears to maintain ownership of all of SRAC's voting stock. SRAC determines its ratio of earnings to fixed charges in accordance with Item 503(d) of Regulation S-K promulgated by the Commission, as in effect on the date of the indenture. SRAC has letter agreements with Sears pursuant to which Sears has agreed, for the benefit of the holders of SRAC's debt securities, that

     - Sears will pay SRAC amounts which, when added to SRAC's other earnings, will be sufficient for SRAC to maintain the fixed charge coverage ratio required by the indenture and

     - Sears will maintain ownership of SRAC's voting stock as long as SRAC is required to cause Sears to do so.

     The indenture provides that SRAC will cause Sears to observe and perform in all material respects all covenants or agreements of Sears contained in the letter agreements and will not amend, waive, terminate or otherwise modify any provision of the letter agreements. (Section 3.6)

DEFAULTS

     If any of the following occur in connection with any series of SRAC's debt securities, SRAC will be in default under those debt securities:

     - if SRAC fails to pay the principal amount and any premium on the series when due and payable;

     - if SRAC fails for 30 days after any interest payment date to pay any interest that has become due (unless it deposits the entire amount due with the trustee or with a paying agent within 30 days after the due date);

     - if SRAC fails to perform any of its other covenants under the indenture that apply to that series of debt securities and does not cure that failure for 60 days after it receives written notice that it has failed to perform from holders of a majority of the principal amount of the particular series of debt securities or the trustee;

     - if SRAC's creditors or creditors of Sears, including holders of SRAC's debt securities from a different series, accelerate the maturity date of $100,000,000 or more in principal amount of SRAC debt or Sears debt as a result of an event of default under any relevant mortgage, indenture or instrument, and those creditors do not rescind or annul the acceleration within 30 days after SRAC receives written notice from holders of a majority of the principal amount of the particular series of debt securities or the trustee, unless the maturity date was accelerated as a result of compliance with applicable laws, court orders or governmental decrees or unless such default is remedied or cured by SRAC or Sears or waived by the holders thereof, or such debt is discharged, prior to the time that the holders of the particular series of SRAC debt securities or the trustee take action to accelerate the maturity of such SRAC debt securities;

     - if SRAC takes certain actions in connection with a bankruptcy, insolvency or reorganization; or

     - if SRAC does or fails to do something that the supplement to this prospectus identifies as an event of default.

     Unless the supplement to this prospectus specifies otherwise, if SRAC defaults on a particular series of debt securities and the default is continuing, the holders of a majority of the principal amount of the outstanding debt securities of that series may accelerate the maturity date of those debt securities. To accelerate the maturity date, those holders must declare that the principal amount of the debt securities of that series is immediately due and payable. In certain circumstances, holders of a majority of the principal amount of outstanding debt securities of the series may annul the acceleration of the maturity date. (Section 6.1)

     Before holders of debt securities have a right to institute a proceeding to enforce the indenture or to obtain a remedy provided for by the indenture:

     - holders of debt securities must notify the trustee of a default in writing;

     - holders of a majority of the principal amount of outstanding debt securities of the particular series must request in writing that the trustee institute the proceeding;

     - holders of a majority of the principal amount of outstanding debt securities of the particular series must offer reasonable indemnity to the trustee if the trustee institutes the proceeding; and

     - the trustee must neglect or refuse to institute the proceeding within a reasonable time.

     These requirements do not prevent a holder from enforcing the payment of principal and interest on the debt securities held by such holder, on or after the principal or interest due dates. (Section 6.7)

MODIFICATION OR AMENDMENT OF THE INDENTURE

     SRAC may amend the indenture with the consent of the holders of a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment. However, SRAC may not make any amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

     - permit SRAC to change the time of payment of any payment on the debt securities, reduce any payment on the debt securities, or change the currency in which SRAC makes any payments on the debt securities, or

     - reduce the percentage of holders of any series of debt securities whose consent is required to amend the indenture. (Article XI)

DEFEASANCE

  Termination of Certain Obligations

     Unless SRAC provides otherwise in the supplement to this prospectus, SRAC may terminate certain of its obligations under the indenture with respect to the debt securities of any series by depositing with the trustee or a paying agent, in trust, any combination of the following in an amount sufficient to pay the principal, any premium and each installment of interest on the debt securities of such series on the dates such payments are due:

     - money;

     - securities backed by the full faith and credit of the United States of America that the issuer cannot call or redeem (if the debt securities with respect to which SRAC is terminating certain of its obligations are denominated in U.S. dollars);

     - certain depository receipts for any non-callable and non-redeemable securities backed by the full faith and credit of the United States of America, or for a specific payment of interest on or principal of any such securities, issued by a bank or trust company as custodian (if the debt securities with respect to which SRAC is terminating certain of its obligations are denominated in U.S. dollars); or

     - other securities that, when deposited in trust, alone or in combination with other items in this list, will result in a nationally recognized rating agency rating SRAC's debt securities in the highest generic long-term debt rating category applicable to debt issued by an issuer that has been released from its obligations to the same extent that SRAC has been (if the debt securities with respect to which SRAC is terminating certain of its obligations are denominated in a foreign currency).

As a prerequisite to establishing the trust, in addition to certain other requirements, SRAC must receive a ruling from the Internal Revenue Service or an opinion of counsel who is not its employee. The ruling or opinion must state that the holders of the debt securities with respect to which SRAC is terminating certain of its obligations will not recognize income, gain or loss for federal income tax purposes as a result of the deposit with the trustee and termination of these obligations. The ruling or opinion must also state that those holders will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if SRAC had not deposited money or securities with the trustee and terminated these obligations. SRAC must also receive an opinion of counsel stating that, after 90 days, either the trust deposit will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally or that the holders' rights would be adequately protected despite the application of such laws to the trust funds.

     Notwithstanding the deposit with the trustee or paying agent and compliance with the additional requirements described above or in the indenture, SRAC's obligations under the indenture to do the following with respect to a series will remain in full force and effect until SRAC has paid the debt securities of such series in full:

     - pay principal, premium (if any) and interest;

     - register the transfer or exchange of the debt securities;

     - replace mutilated, destroyed, lost and stolen debt securities;

     - maintain paying agencies; and

     - hold monies for payment in trust. (Section 13.4)

     If and when the Internal Revenue Service can provide a ruling, or counsel can provide an opinion as described above, without reliance upon the continuation of SRAC's obligations regarding the payment of principal, premium (if any) and interest, then SRAC may discharge the indenture--including its payment obligations--by delivering the ruling or opinion to the trustee and satisfying the other conditions provided for in the indenture. (Section 13.4) Under present ruling positions of the Internal Revenue Service, SRAC cannot obtain such a ruling or opinion.

  Discharge of the Indenture

     SRAC may also discharge the indenture, and all of its obligations under the indenture, with respect to a particular series of debt securities--including its payment obligations--if:

     - all securities issued under the indenture have been canceled or delivered to the trustee to be canceled; or

     - all securities issued under the indenture that have not been canceled

          - have become due and payable in accordance with their terms, or

          - will become due and payable in accordance with their terms within one year, or

          - will be called for redemption within one year under arrangements that satisfy the trustee.

To discharge the indenture in these circumstances, SRAC must deposit trust funds with the trustee in an amount sufficient to pay all principal, interest and premiums on the outstanding securities until they mature or are redeemed. SRAC must also deliver a certificate of one of its officers and an opinion of counsel, each stating that SRAC has complied with all conditions precedent to the satisfaction and discharge of the indenture. (Section 13.1)

REGARDING THE TRUSTEE

     JPMorgan Chase Bank, which is a trustee under the indenture, performs other services for SRAC.

                              PLAN OF DISTRIBUTION

     SRAC may sell its debt securities to or through underwriters, directly to other purchasers or through agents. SRAC anticipates offering its debt securities directly to brokers or dealers, investment companies, insurance companies, banks, savings and loan associations and trust companies or similar institutions, and to trusts for which a bank, savings and loan association, trust company or investment adviser is the trustee or is authorized to make investment decisions.

     SRAC may distribute its debt securities from time to time in one or more transactions:

     - at a fixed price or prices, which may change

     - at market prices prevailing at the time of sale

     - at prices related to such prevailing market prices or

     - at negotiated prices.

     The supplement to this prospectus will describe the method of distribution of any particular series of debt securities.

     In connection with the sale of its debt securities, SRAC, or the purchasers of debt securities for whom the underwriters may act as agents, may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters may sell SRAC's debt securities to or through dealers and may compensate the dealers in the form of discounts, concessions or commissions. Dealers may also receive commissions from the purchasers of debt securities, for whom they may act as agents. Pursuant to the Securities Act of 1933, as amended, the Commission may deem underwriters, dealers and agents that participate in the distribution of debt securities to be underwriters. The Commission also may deem any discounts, commissions or concessions and any profit on the resale of debt securities to be underwriting discounts and commissions under the Securities Act of 1933, as amended. The supplement to this prospectus will identify any such underwriter or agent and will describe any such compensation.

     SRAC may enter into agreements to indemnify underwriters, dealers and agents that participate in the distribution of its debt securities against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINION

     Unless otherwise specified in the supplement to this prospectus, Anastasia
D. Kelly, Senior Vice President and General Counsel will pass upon the legality of the debt securities for SRAC.

                                    EXPERTS

     Deloitte & Touche LLP, independent auditors, have audited the annual financial statements that are incorporated by reference in this prospectus, as stated in their reports that are also incorporated by reference in this prospectus. SRAC and Sears have incorporated by reference their financial statements in reliance upon the reports of Deloitte & Touche LLP given upon the authority of Deloitte & Touche LLP as experts in accounting and auditing.

     With respect to the unaudited interim financial information contained in the Quarterly Reports on Form 10-Q for Sears and SRAC, which are incorporated in this prospectus by reference, Deloitte & Touche

LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Quarterly Reports on Form 10-Q for Sears and SRAC and incorporated by reference in this prospectus, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933, as amended.

                      PRINCIPAL EXECUTIVE OFFICES OF SRAC
                         SEARS ROEBUCK ACCEPTANCE CORP.
                               3711 KENNETT PIKE
                           GREENVILLE, DELAWARE 19807

                          INDEPENDENT AUDITORS TO SRAC

                             DELOITTE & TOUCHE LLP

            Two Prudential Plaza                            1700 Market Street
          180 North Stetson Avenue                   Philadelphia, Pennsylvania 19103
           Chicago, Illinois 60601

                                 LEGAL ADVISERS

                                    To SRAC

              ANASTASIA D. KELLY                            MAYER, BROWN, ROWE & MAW
             Senior Vice President                          190 South LaSalle Street
              and General Counsel                            Chicago, Illinois 60603
            Sears, Roebuck and Co.
               3333 Beverly Road
        Hoffman Estates, Illinois 60179

                              To the Underwriters

                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                               One Liberty Plaza
                            New York, New York 10006

                                    TRUSTEE

                              JPMORGAN CHASE BANK
                        450 West 33rd Street, 15th Floor
                         New York, New York 10001-2697

                                  PAYING AGENT

                              JPMORGAN CHASE BANK
                        450 West 33rd Street, 15th Floor
                            New York, NY 10001-2697

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                                  $250,000,000

                         SEARS ROEBUCK ACCEPTANCE CORP.

                           7% NOTES DUE JULY 15, 2042

                       ----------------------------------

                             PROSPECTUS SUPPLEMENT
                       ----------------------------------

                              MERRILL LYNCH & CO.
                           A.G. EDWARDS & SONS, INC.
                                 MORGAN STANLEY
                             PRUDENTIAL SECURITIES
                                  UBS WARBURG
                              WACHOVIA SECURITIES

                                 JUNE 21, 2002

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